Xplore Technologies Corp.

14000 Summit Drive, Suite 900

Austin, Texas  78728

November 10, 2010

Via EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Xplore Technologies Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2010
File No. 000-52697

Ladies and Gentlemen:

Xplore Technologies Corp., a Delaware corporation (the “Company”), hereby submits the responses set forth below to the Comment Letter from the United States Securities and Exchange Commission (the “Commission”) to the Company dated November 9, 2010 (the “Comment Letter”) pertaining to our Preliminary Proxy Statement on Schedule 14A referenced above.

On this date we have filed, in accordance with our conversation with the Commission, an Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, marked to show changes from the Company’s original Preliminary Proxy Statement.

The responses set forth below correspond to the comments in the Commission’s Comment Letter.  For your convenience, the original comment is repeated below and is followed by the Company’s response.

We note that you intend to amend the certificate of incorporation to: (i) increase the number of authorized shares of common stock, $.001 par value, from 450 million to 1.350 million, (ii) authorize and establish the terms and provisions of the new Series D Participating Convertible Preferred Stock, and (iii) amend certain of the terms and provisions of the existing Series A, Series B and Series C Preferred Stock.  It appears that you should present each of these proposals as separate items to be voted upon.  It also appears that you have omitted a proxy card.  Please include a proxy card with corresponding changes in the revised proxy statement.  See Item 11 of Schedule 14A and Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A.  Please revise accordingly.  To the extent that any of the proposals are cross-conditioned upon one another such that one proposal will not be approved unless another proposal is approved, please clearly state so in the filing and the proxy card.

The Company has revised the proxy statement to present three separate proposals relating to amendments the Company’s certificate of incorporation.  The Company has also included a proxy card, which reflects the changes in the revised proxy statement.  The proxy card reflects the fact that the proposal to amend the Company’s 2009 Stock Incentive Plan is subject to approval of Proposal 3 relating to the amendment to the certificate of incorporation increasing the number of shares of common stock, as disclosed in the proxy statement.  The Company does not believe that any of the other proposals included in the revised proxy statement are cross conditioned.  Please note, however, that the Recapitalization discussed in the proxy statement will not be completed, and the Amended and Restated Certificate will not be filed with the State of Delaware, unless each of Proposals 3, 4 and 5 relating to amendments the Company’s certificate of incorporation is approved.  The Company has included disclosure in the proxy statement that clearly states this fact.

Please disclose whether the company has a diversity policy for identifying directors and, if so, how the policy is implemented.  Refer to Item 407(c)(2)(vi) of regulation S-K.

The Company has revised the proxy statement to disclose that the Company does not currently have a diversity policy for identifying directors.

The Company hereby acknowledges each of the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions please contact me at (512) 485-2017 or our outside counsel, J. William Wilson, Esq., at Phillips & Reiter, PLLC at (512) 646-1104.

Very truly yours,

/s/ MICHAEL J. RAPISAND
Michael J. Rapisand
Chief Financial Officer

cc:	Jan Woo, Attorney-Advisor
J. William Wilson, Esq., Phillips & Reiter, PLLC